

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 28, 2006

Mr. Pavi Binning, Finance Director
Hanson PLC
1 Grosvenor Place
London SW1X 7JH
England

      Re: Hanson PLC
              Form 20-F for the Fiscal Year Ended December 31, 2005
              Filed March 1, 2006
              File No. 333-109672

Dear Mr. Binning:

      We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Review of operations, page 5

Hanson Aggregates North America, page 15

1.   We note that a number of operations were closed as part of your optimisation strategy. Please elaborate on what your optimization strategy entailed and describe the impact on your financial results, liquidity and cash flows of executing the optimisation strategy.

Hanson Building Products UK, page 27

2.   We note that you reduced production capacity, in response to low market demand and high energy costs, and closed five factories. Tell us whether you considered these actions to be an indication that assets may be impaired. If so, then describe for us the results of your ensuing impairment tests. If not, then tell us why you did not consider the reduction of production capacity and factory closings to be indications as set forth in paragraph 12 of IAS 36.

Funding, liquidity, and treasury management, page 42

3.   Please enhance your discussion of liquidity and capital resources to discuss those cash and cash equivalents that are not available for your use.

Evaluation of disclosure controls and procedures, page 59

4.   You concluded that your disclosure controls and procedures are effective in all material respects to ensure that material information relating to the group would be made known to them by others within the group. Please revise your conclusion on the effectiveness of your disclosure controls and procedures as follows:

- Remove, "in all material respects," from your conclusion, and

- Revise your conclusion to state whether your disclosure controls and procedures are effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure

Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.

Consolidated income statement, page 70

5.   We note that you present operating profit before impairments. Please explain to
        us why you believe this heading is relevant to an understanding of your financial
        performance or necessary to explain the elements of your financial performance.
        Refer to paragraphs 83 and 84 of IAS 1 for additional guidance.

Notes to the accounts, page 74

Note 1 Accounting policies, page 74

6.   Please disclose how you account for stripping costs under IFRS to the extent they
        are material.

Turnover, page 74

7.   We note on page 25 that you have secured long-term maintenance contracts. To
        the extent material, describe how you recognize revenue related to the long-term
        maintenance contracts, and disclose the amount of revenue recognized arising
        from the sale of goods and the rendering of services. Refer to paragraph 35 of
        IAS 18 for additional guidance.

8.   Please provide the disclosures set forth in paragraphs 39 to 45 of IAS 11 related
        to your long-term construction contracts, to the extent material. Enhance your
        description of business on page 133 to describe your long-term construction
        contracts.

Note 33 US accounting information, page 118

9.   We note that you classify interest on defined benefit schemes' obligations and the
        expected return on the schemes' assets in net finance costs under IFRS. Under
        US GAAP, these items are included in the calculation of net pension costs and
        classified in operations. Please describe this difference between US GAAP and
        IFRS in your comparison of International and US accounting principles.

Variable Interest Entities (VIEs), page 118

10.   Please clarify how your accounting for variable interest entities differs between
        IFRS and US GAAP, and describe the impact the difference has to your profit and
        net equity.

b) Net income, page 123

11.   We note that you recorded an adjustment to increase profit under IFRS related to
        receivables for GBP 1.8 million and GBP 21.3 million in 2005 and 2004,
        respectively. Please clarify your disclosures to explain why you made this
        adjustment to arrive at net income under US GAAP.

h) Additional information required by US GAAP in respect of pensions and other post-
employment medical benefits, page 123

12.   We note in your table of net periodic pension costs for Hanson's main pension
        plans and post-retirement benefit plans in the UK and US that you included the
        expected return on assets in your calculation of net periodic benefit costs.
        Paragraph 20 of SFAS 87 requires that the actual return on plan assets be included
        in the calculation of net periodic benefit costs. Please explain to us how your
        calculation of net periodic benefit costs includes the actual return on plan assets.

US GAAP selected financial data, page 129

13.   We note that you present turnover including joint-ventures and associates in your
        table of consolidated income statement data. Under US GAAP, revenue of joint-
        ventures and associates is not included in turnover unless the investments are
        consolidated. Please tell us how including the turnover of joint-ventures and
        associates in consolidated turnover is consistent with US GAAP, or revise the
        turnover amount to eliminate the turnover of joint-ventures and associates.

        In addition, we note that turnover under US GAAP for 2005 of GBP 4,084.6
        million differs from turnover under IFRS of GBP 3,739.7 million. Please expand
        your disclosure of differences between IFRS and US GAAP to explain the
        difference in turnover.

Ancillary information, page 133

Documents on display, page 136

14.   Please update the address of SEC's Public Reference Room to be: 100 F Street,
        N.E., Washington DC 20549.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief